MEMORANDUM

to:	KPMG, LLP & Padgett, stratemann & co., llp

from:	royale energy, inc.

subject:	deferred tax assets valuation allowance

date:	march 5, 2012

FY 12/31/11 YEAR-END Valuation Analysis on Deferred Tax Assets.

Purpose:

Pursuant to SFAS 109, a deferred tax asset or liability is generally recognized for the estimated future tax effects attributable to temporary differences, net operating loss carryforwards, and tax credit carryforwards.  Deferred tax assets are to be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Significant management judgment is required in assessing the realizability of the Company’s deferred tax assets.  The Company considers all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against its deferred tax assets.  If, based on its assessment, the Company determines that it is more likely than not (intended to mean a likelihood that it is more than 50%) that some portion or all of the deferred tax assets will not be realized, a valuation allowance is established.

Under provisions of SFAS No. 109, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as historical losses, uncertainty of future profitability and determination of exact net operating losses subject to section 382 limitations.

The ultimate realization of deferred tax assets is dependent upon generation of future taxable income in each tax jurisdiction during the periods in which the temporary differences become deductible.  Management considers the scheduled reversal of deferred liabilities, projected future taxable income, tax planning strategies, and the ability to carry-back tax attributes in making this assessment.

Background:

The Company performed an analysis to evaluate whether a valuation allowance is still needed against the Company’s deferred tax assets considering the Company incurred a book loss in FY 2011.  The objective is to determine whether the deferred tax assets are “more likely than not” realizable.  The Company was profitable for 2010, 2006, and 2005 but began to incur losses from 2007 through 2009 and again in 2011.

Valuation Analysis:

The Company performed the following analysis to determine if the deferred tax assets are “more likely than not” realizable (see attached excel file “VA Analysis”):

1.
The Company analyzed the historical pre-tax book results of operations over a three year period from FY 2009 to FY 2011 to determine if they had accumulated profits or losses over the past three years. The Company also considered the lease impairments booked in FY 2009, 2010 & 2011.

2.	The Company analyzed permanent items such as meals and entertainment.

3.	The Company evaluated the expiration of the historical NOL’s to determine if they are realizable.

4.	The Company evaluated the period in which the deferred tax assets will be fully utilized by forecasting book loss from FY12 to FY13 (see attached excel file).

Conclusion:

The following are the results of the analysis described above and the Company’s conclusions based on the analysis:

1.
The Company analyzed the three year period ended December 31, 2011, resulting in a three year cumulative US loss before taxes of approximately $7 million.  In relation to the Company’s percentage depletion deferred asset carryover, its utilization is based upon the wells’ net operations.  Those operational activities can be directly linked to the Company’s Cash Flow from Operations, which, during the same period, the Company had a three year cumulative cash flow of approximately $2.8 million.

2.	The Company considered the lease impairments in FY 2009, 2010 & 2011 which, if removed, resulted in three year cumulative US loss of $51,305.

3.	The Company has Federal net operating losses of $1.5 million and California net operating losses of $ 331,000 which begin to expire in 2027.

At December 31, 2011, after a thorough review of the facts and circumstances in accordance  with the guidance of SFAS No. 109, management determined, based on its assessment of both positive and negative evidence and objective and subjective evidence that it is  more likely than not that the Company will not realize a portion of its deferred tax assets.  Therefore, it is appropriate create a valuation allowance on our entire percent depletion deferred tax asset carryover as of the year ended December 31, 2011.

Because the Company has a cumulative loss in evaluating the prior three years and the Company is forecasting revenues for the next two year as insufficient to fully utilize all the deferred tax assets, the valuation allowance should be recorded as follows:

Dr. Tax Expense	$550,378

Cr. Deferred Tax Assets	($550,378)

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